SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                              SCHEDULE 14D-1/A
                             (Amendment No. 1)

            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      -------------------------------

                              ULTRA PAC, INC.
                         (Name of Subject Company)

                         PACKAGE ACQUISITION, INC.
                         IVEX PACKAGING CORPORATION
                                 (Bidders)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

                      -------------------------------

                                   903886
                   (Cusip Number of Class of Securities)

                      -------------------------------

                            G. DOUGLAS PATTERSON
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         IVEX PACKAGING CORPORATION
                            100 TRI-STATE DRIVE
                        LINCOLNSHIRE, ILLINOIS 60069
        (Name, Address And Telephone Number of Person Authorized to
          Receive Notices And Communications on Behalf of Bidder)

                      -------------------------------

                                  Copy To:
                          WILLIAM R. KUNKEL, ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700

                               MARCH 31, 1998
          (Date of Event Which Requires Filing of This Statement)




                         CALCULATION OF FILING FEE
                      -------------------------------

               TRANSACTION VALUE*                AMOUNT OF FILING FEE
               ------------------                --------------------
                   $66,971,260                          $13,395


* Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 3,893,791 shares of Ultra Pac, Inc. Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $15.50 per share, and 637,524 Shares which are subject to outstanding options and warrants at $15.50 per Share less the exercise price of such options and warrants. The amounts of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.

      |X| Check box if part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  $13,395
      Form or Registration No.:  Schedule 14D-1
      Filing Party: Package Acquisition, Inc. and Ivex Packaging Corporation Date Filed: March 26, 1998




      This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on March 26, 1998 (the "Schedule 14D-1") by Package Acquisition, Inc., a Minnesota corporation (the"Purchaser") and an indirect wholly-owned subsidiary of Ivex Packaging Corporation, a Delaware corporation ("Parent"), relating to the Purchaser's tender offer for all outstanding shares of Common Stock, no par value per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights", and together with the Common Stock, the "Shares"), of Ultra Pac, Inc., a Minnesota corporation (the "Company"), at $15.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 1998 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal (which together constitute the "Offer"), a copy of which was filed as Exhibit (a)(2) to the Schedule 14D-1.

      Unless otherwise defined herein, all capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 10 is hereby amended and supplemented by addition of the following information under the heading "Antitrust":

            On March 31, 1998, the Purchaser and the Company each filed a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and requested early termination of the waiting period thereunder. In accordance therewith, the waiting period under the HSR Act is scheduled to expire at 11:59 p.m., New York City time, on April 15, 1998, unless early termination of the waiting period is granted or unless the waiting period is extended in the event that either the antitrust division of the Department of Justice or the Federal Trade Commission requests additional information or documentary material from the Company or Parent concerning the Offer.





                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 1, 1998          IVEX PACKAGING CORPORATION


                              By: /S/ G. DOUGLAS PATTERSON
                                 ---------------------------------
                                 Name:  G. Douglas Patterson
                                 Title: Vice President